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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
And Rule 14f-1 Thereunder

iBasis, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	000-27127 (Commission File No.)	04-3332534 (I.R.S. Employer Identification No.)

20 Second Avenue
Burlington, MA 01803
(Address of principal executive offices)

(781) 505-7500
(Registrant's telephone number)

Mark S. Flynn
Chief Legal Officer and
Corporate Secretary
iBasis, Inc.
20 Second Avenue
Burlington, MA 01803
781-505-7955
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the Registrant)

Copies to:
Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

iBASIS, INC.
20 Second Avenue
Burlington, MA 01803

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Notice of Change in the
Majority of the Board of Directors

November 27, 2009

INTRODUCTION

        This Information Statement is being mailed on or about November 27, 2009 to the holders of record of the shares of common stock (the "Common Stock") of iBasis, Inc., a Delaware corporation ("iBasis" or the "Company") at the close of business on November 25, 2009 pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are receiving this Information Statement in connection with the potential resignation of all members of the current Board of Directors (the "Board") of the Company, other than KPN B.V.'s representatives, and the election of persons designated by KPN B.V. to the Board of iBasis, as more fully described below. You are urged to read this Information Statement carefully.

        You are not required to take any action in connection with the matters set forth in this Information Statement. No vote or other action is required by you in connection with this Information Statement or the resignation and appointment of any director. Proxies are not being solicited.

Background and Change in the Majority of the Board of Directors

        On July 28, 2009, Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands ("Royal KPN"), KPN B.V., a private limited liability company organized under the laws of The Netherlands and a wholly owned subsidiary of Royal KPN ("KPN"), and Celtic ICS Inc., a Delaware corporation and a wholly owned subsidiary of Royal KPN ("Merger Sub") filed a combined Tender Offer Statement and Rule 13E-3 Transaction Statement under cover of Schedule TO (together with the related letter of transmittal and any amendments or supplements thereto, the "Tender Offer") to purchase all outstanding shares of Common Stock, par value $0.001 per share of the Company ("Shares"), not already owned by KPN.

        On November 23, 2009, the Company entered into a Settlement Agreement (the "Settlement Agreement") with KPN, Royal KPN and Merger Sub. The Settlement Agreement addresses certain matters concerning the Tender Offer and, among other things, requires KPN, Royal KPN and Merger Sub to amend the offer to increase the purchase price to $3.00 per Share in cash, without interest and less required withholding taxes (the "Offer Price"), and to extend the expiration date of the Tender Offer to 12:00 midnight, New York City time, on December 8, 2009 (the "Amended Offer").

        The Amended Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Amended Offer a number of Shares representing at least a majority of the Shares outstanding immediately prior to the expiration of the Amended Offer, excluding Shares owned by KPN, Royal KPN and their respective affiliates (including Merger Sub) or the directors or officers of KPN, Royal KPN, Merger Sub, any of their affiliates or the Company (the "Majority-of-the-Minority Condition"). The Majority-of-the-Minority Condition cannot be waived. In addition, the Amended Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by KPN, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Amended Offer (the "90% Condition"). If KPN purchases Shares in the Tender Offer and KPN owns at least 90% of the outstanding Shares of the Company as a result of the consummation of the Amended Offer, the parties will take all necessary and appropriate action to cause Merger Sub to be merged with and into the Company as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger (the "Merger") in accordance with Section 253 of the Delaware General Corporation Law (the "DGCL"), and consequently, each Share owned by the remaining public stockholders will automatically be converted into the right to receive cash in an amount equal to the Offer Price (subject to the exercise of statutory appraisal rights).

        In addition, pursuant to the terms of the Settlement Agreement, on November 23, 2009, the parties to the Settlement Agreement filed with the Delaware Court of Chancery and the United States District Court for the Southern District of New York, stipulations in (i) the lawsuit commenced by iBasis on August 3, 2009 against KPN, Royal KPN and certain other parties in the Court of Chancery of the State of Delaware, and (ii) in the lawsuit commenced by iBasis on August 18, 2009 against KPN, Royal KPN and certain other parties in the in the United States District Court for the Southern District of New York, dismissing with prejudice the respective claims of each of the parties in those proceedings.

        Pursuant to the Settlement Agreement, the Company's Board amended the Company's Second Amended and Restated By-laws to remove Section 3.2 of the bylaws, which relates to certain special director nomination provisions and amended Section 8.1 to provide that, during the Control Period, as defined therein, bylaw amendments by the Company's Board may be effected by resolution of the Board and will not require the separate approval of a majority of the non-KPN directors (the "Amendments"). The Amendments will be effective as of the date on which Shares are first accepted for payment pursuant to the Amended Offer ("Acceptance Date").

        The Settlement Agreement provides that at or prior to the Acceptance Date the Company shall obtain the resignation of each of its current directors (other than KPN's current representatives), effective as of the Acceptance Date, and take all other action necessary to cause KPN's designees to be elected or appointed to the Company's Board, effective as of the Acceptance Date. Consequently, the Company's directors, other than KPN's representatives, including Robert H. Brumley, Charles Corfield and W. Frank King, will resign from the Company's Board subject to, and effective only upon, the consummation of the Amended Offer.

        On November 23, 2009, Ofer Gneezy, the Company's President and Chief Executive Officer, and Gordon J. VanderBrug, the Company's Executive Vice President, tendered their resignations as executive officers and directors of the Company. Such resignations will constitute "good reason" under each of Mr. Gneezy and Dr. VanderBrug's employment agreement and will become effective only upon the consummation of the Amended Offer.

        On November 25, 2009, the Board adopted resolutions providing that at or immediately prior to the Acceptance Date, each option to purchase Shares that is outstanding, whether or not vested or exercisable, will vest and be canceled, and the Company will pay the holder of any such option at or promptly after the Acceptance Date an amount in cash equal to the excess, if any, of the Offer Price over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option.

        As of November 27, 2009 the following individuals were designated by KPN to be elected or appointed as members of the Board of the Company:

  •
  Eelco Blok;

  •
  Joost Farwerck;

  •
  H.J. Costermans;

  •
  J.W.L. van Vianen;

  •
  Alex de Groot; and

  •
  Carolien W. Nijhuis.

        KPN has advised the Company that, to the best of its knowledge, none of KPN's designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than as described in this Information Statement.

        As a result of the resignations of the current directors of the Company, other than KPN's current representatives, upon the effectiveness of such resignations, KPN's designees shall constitute all of the directors of the Company. If the 90% Condition is not satisfied but KPN elects to consummate the Tender Offer, KPN currently intends that, following the Acceptance Date, the size of the Company's Board will be enlarged to nine directors and three additional directors who meet the independence and audit committee eligibility requirements of NASDAQ will be appointed to the Company's Board.

        If the 90% Condition is satisfied and KPN may lawfully cause the consummation of the Merger, KPN and its affiliates will own 100% of the Shares of the Company.

        KPN is not required to accept for payment or pay for any Shares pursuant to the Amended Offer if:

  (a)
  the Settlement Agreement shall have been terminated in accordance with its terms; or

  (b)
  at the expiration of the Amended Offer:

  (i)
  the Majority-of-the-Minority Condition shall not have been satisfied;

  (ii)
  any of the other conditions to the Tender Offer set forth in the Schedule TO (as amended by Amendment Nos. 1 through 7 thereto) shall not have been satisfied;

  (iii)
  the Special Committee of the Board shall have withheld, withdrawn, qualified or modified in a manner adverse to KPN or failed to make the Special Committee Recommendation or publicly recommended or announced its intention to take any action or make any statement inconsistent with the Special Committee Recommendation; and

  (iv)
  the Company shall not have (A) taken the actions necessary to cause the amendments to the bylaws, as described above, to become effective, (B) delivered to KPN the director resignations contemplated by the Settlement Agreement, which resignations shall be valid, binding and effective or (C) otherwise performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by it pursuant to Sections 4.03 and 4.04 of the Settlement Agreement at or prior to the expiration of the Amended Offer.

        The foregoing summary of the material provisions of the Settlement Agreement does not purport to be a complete summary of the Settlement Agreement and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 23, 2009.

 VOTING SECURITIES

        As of the close of business on November 25, 2009, there were approximately 71,230,202 shares of Common Stock issued and outstanding. The shares of Common Stock are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of shares of our Common Stock as of November 25, 2009 for: (a) each of our executive officers, (b) each of our current directors and director nominees, (c) all of our current directors and executive officers as a group, and (d) each stockholder known by us to own beneficially more than 5% of our Common Stock.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of November 25, 2009 are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of ownership is based on 71,230,202 shares of Common Stock outstanding on November 25, 2009. We have assumed for these purposes that the Amended Offer will be consummated within 60 days of November 25, 2009 which will result in the vesting of all then unvested options. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, we believe that each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite the shareholder's name based on information provided to us by these stockholders.

Unless otherwise indicated in the table, the address for each shareholder is c/o iBasis, Inc., 20 Second Avenue, Burlington, Massachusetts 01803.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage Owned
Directors and Executive Officers
Ofer Gneezy(1)	1,801,654	2.53
Gordon J. VanderBrug, Ph.D.(2)	871,853	1.22
Charles N. Corfield(3)	646,071	*
W. Frank King, Ph.D.(4)	211,105	*
Robert H. Brumley(5)	148,744
Joost Farwerck	0	*
Maanplein 55, 2516 CK
The Hague, The Netherlands
Eelco Blok	0	*
Maanplein 55, 2516 CK
The Hague, The Netherlands
Richard G. Tennant(6)	314,597	*
Paul H. Floyd(7)	358,872	*
Edwin van Ierland(8)	130,000	*
Mark S. Flynn(9)	169,454	*
All current executive officers and directors as a group (11 persons)	4,652,350	6.53
5% Stockholders
KPN B.V.(10)	40,121,074	56.3
Maanplein 55, 2516 CK
The Hague, The Netherlands

*
Represents less than 1% of the outstanding shares of Common Stock.

(1)
Includes 418,299 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009. Also includes 16,667 shares held by The Ofer Gneezy 1999 Family Trust for the benefit of Mr. Gneezy's children. Mr. Gneezy disclaims beneficial ownership of the shares held by the Ofer Gneezy 1999 Family Trust.

(2)
Includes 353,501 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009. Also includes 392,449 shares held by the G.J. & C.E. VanderBrug Family Limited Partnership. Dr. VanderBrug disclaims beneficial ownership of the shares held by the G.J. & C.E. VanderBrug Family Limited Partnership, except to the extent of his pecuniary interest therein. Does not include 9,744 shares of Common Stock held by Dr. VanderBrug's spouse, shares of which Dr. VanderBrug disclaims beneficial ownership.

(3)
Includes 110,368 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009. Also includes 460,139 shares held by the Charles N. Corfield Trust u/a/d December 19, 1991, revised and amended October 19, 2004, a revocable trust of which Mr. Corfield is the sole trustee.

(4)
Includes 211,105 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009.

(5)
Includes 148,744 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009.

(6)
Includes 303,097 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009.

(7)
Includes 343,872 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009. Also includes 1,800 shares held by Bonnie C. Floyd's Traditional IRA, 2,600 shares held by an underage daughter of Mr. Floyd, 2,400 shares held by another underage daughter of Mr. Floyd, 2,500 shares held by the Bonnie C. Floyd Revocable Trust, and 3,900 shares held by the Paul H. Floyd Revocable Trust. Mr. Floyd disclaims beneficial ownership of the shares held by the Bonnie C. Floyd Traditional IRA, his underage daughters and the Bonnie C. Floyd Revocable Trust.

(8)
Includes 130,000 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009.

(9)
Includes 166,954 shares of Common Stock issuable upon exercise of options within 60 days of November 25, 2009.

(10)
According to Amendment No. 4 to Schedule 13D filed with the SEC on November 23, 2009.

 CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors, Executive Officers and Control Persons

Name	Age	Title
Directors
Ofer Gneezy	57	President, Chief Executive Officer and Chairman of the Board
Gordon J. VanderBrug, Ph.D	66	Executive Vice President, Assistant Secretary and Director
Eelco Blok	52	Director
Robert H. Brumley	61	Director
Joost Farwerck	44	Director
W. Frank King, Ph.D.	70	Director
Charles N. Corfield	50	Director
Executive Officers
Paul H. Floyd	51	Senior Vice President Global Products, Network and Systems
Mark S. Flynn	55	Chief Legal Officer and Corporate Secretary
Richard G. Tennant	65	Senior Vice President of Finance and Administration and Chief Financial Officer
Edwin van Ierland	46	Senior Vice President of Global Sales and Purchase

        Ofer Gneezy, co-founder of iBasis, has served as our President, Chief Executive Officer and a director since our formation in August 1996, and was appointed Chairman of the Board in October 2007. From 1994 to 1996, Mr. Gneezy served as President of Acuity Imaging, Inc., a multinational company focused on the industrial automation industry. From 1980 to 1994, Mr. Gneezy was an executive of Automatix, Inc. (a predecessor to Acuity Imaging), an industrial automation company, most recently having served as its President and Chief Executive Officer. Mr. Gneezy graduated from Tel-Aviv University, has a Masters of Science in engineering from M.I.T. and is a graduate of the Advanced Management Program at Harvard University's Graduate School of Business Administration.

        Gordon J. VanderBrug, Ph.D., co-founder of iBasis, has served as our Executive Vice President, Assistant Secretary and a director since October 1996. From 1991 to 1996, Dr. VanderBrug was the Director of Marketing, Electronic Imaging Systems of Polaroid Corporation. In 1980, Dr. VanderBrug co-founded Automatix, Inc. Dr. VanderBrug received his B.A. in mathematics from Calvin College, an M.A. in mathematics from Wayne State University, and his Ph.D. in computer science from the University of Maryland.

        Eelco Blok, has served as one of our directors since October 2007. Mr. Blok is Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment of Royal KPN and has also been a member of the Board of Management of Royal KPN since June 1, 2006. Mr. Blok joined Royal KPN in 1983 and since then has held various management positions, including the Director of the Carrier Services, Corporate Networks, Fixed Net Operator and Corporate Strategy & Innovation departments. Most recently, Mr. Blok was Chief Operating Officer for a previously existing fixed division of Royal KPN. From April until December 2004, Mr. Blok served as a member of the Board of Management of Royal KPN.

        Robert H. Brumley, has served as one of our directors since September 2005. In April 2008, Mr. Brumley returned as Managing Member of Pegasus Global, LLC, having resigned as President and Chief Executive Officer of TerreStar Networks and President and Chief Executive Officer of TerreStar Corporation. Mr. Brumley also resigned as director of Motient Corporation, the predecessor firm of

TerreStar Corporation. Prior to joining TerreStar in August 2005, Mr. Brumley was founder and managing member of Pegasus Global LLC, an international development and advisory services firm specializing in technology, capital formation, and market strategies and solutions for domestic and international companies from January 2002 until August 2005. From January 2000 until January 2002, Mr. Brumley was the Executive Vice President for Strategy and Corporate Development for Cambrian Communications Corporation, a wholesale metropolitan area network provider.

        Joost Farwerck, has served as one of our directors since October 2007. Mr. Farwerck has been the Director of Royal KPN's Segment Wholesale Services & Operations department since January 1, 2006. From 2003 to 2005, Mr. Farwerck was the Director of Royal KPN's Carrier Services department. Prior to 2003, Mr. Farwerck was Secretary to the Board of Royal KPN.

        W. Frank King, Ph.D. has been a private investor since November 1998 and one of our directors since June 2001. From 1992 to 1998, he was the Chief Executive Officer and a director of PSW Technologies, Inc. (formerly a division of Pencom, Inc.), a provider of software services. From 1988 to 1992, Dr. King was Senior Vice President of Development of Lotus Development Corporation, and for the nineteen years prior to 1988, he served in various positions with IBM Corporation, including his last position as Vice President of Development for the entry system division. Dr. King is a director of Live Wire Mobile, Inc., Aleri Inc. and eOn Communications Corporation.

        Charles N. Corfield, has served as one of our directors since September 1997. Since 2000, Mr. Corfield has been the Chief Executive Officer of SandCherry Networks, Inc. Mr. Corfield co-founded Frame Technology Corp., a software company, in 1986 and was a member of its board of directors and its Chief Technology Officer until Adobe Systems acquired the company in 1995. Mr. Corfield serves on the boards of directors of SandCherry, Pathogen Systems and Intuicom.

        Paul H. Floyd, has served as our Senior Vice President Global Products, Networks and Systems since March 2008. From September 2001 until March 2008, Mr. Floyd was our Senior Vice President of R&D, Engineering and Operations and from April 2001 until September 2001, he was our Vice President of Research and Development. Prior to joining us, from 2000 until January 2001, Mr. Floyd was a Senior Vice President of DSL Business at Paradyne Networks, Inc., a manufacturer of high-speed broadband access products and technology that support and manage high-bandwidth applications and network traffic. From 1996 to 2000, Mr. Floyd served as Vice President of Research and Development and Engineering at Paradyne.

        Mark S. Flynn, has served as our Chief Legal Officer and Corporate Secretary since February 2007. Prior to joining us, from 2001 to 2006, Mr. Flynn was Vice President, General Counsel and Secretary of Imagistics International Inc., a NYSE traded provider of office imaging products and services. Prior to joining Imagistics, Mr. Flynn was a partner in the corporate department of the law firm of Wiggin and Dana LLP in Stamford, CT from 1999 to 2001. Previously, Mr. Flynn was Senior Deputy General Counsel with Olin Corporation, a diversified manufacturer, from 1997 to 1999; Executive Vice President, General Counsel and Secretary of ServiceMaster Diversified Health Services, L.P., a nursing home management and development company, from 1992 to 1997; and Vice President, General Counsel and Secretary of Arcadian Corporation, a fertilizer manufacturer, from 1989 to 1992.

        Richard G. Tennant, has served as our Chief Financial Officer since October 2001 and was promoted on February 16, 2006 from Vice President of Finance and Administration to Senior Vice President of Finance and Administration. From June 2000 to September 2001, Mr. Tennant was the Vice President, Chief Financial Officer and Treasurer of ScoreBoard, Inc., a software company providing optimization solutions for wireless carriers. From 1999 to 2000, Mr. Tennant served as Senior Vice President and Chief Financial Officer of Orbcomm Global, L.P., the world's first commercial provider of global low-earth satellite data and messaging services. From 1997 to 1999, Mr. Tennant served as Senior Vice President and Chief Financial Officer of Information Resource Engineering, now

known as SafeNet, Inc., a developer and manufacturer of security and encryption products for computer data networks.

        Edwin van Ierland, joined the Company in October 2007 as our Senior Vice President of Carrier Operations, and was promoted to Senior Vice President of Global Sales and Purchase in November 2007. From 1998 to 2007, Mr. van Ierland held positions of increasing responsibility within the management team of Royal KPN, including Senior Vice President of KPN Global Carrier Services, Senior Vice President of KPN Carrier Services, and Vice President of KPN Fixed. From 1995 to 1998, he worked for Schiphol Telematics (a KPN, KLM and Amsterdam Airport Schiphol subsidiary). Mr. van Ierland also served in the Royal Netherlands Air Force from 1990 to 1995, where he held various staff and operational management positions with responsibility for communications infrastructure, operations and related policies.

INFORMATION CONCERNING DESIGNEES
TO OUR BOARD OF DIRECTORS

        Set for the below is information, as of the date of this information statement, regarding each director designated by KPN to serve on our Board. The following information has been furnished to us by the designees:

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Eelco Blok	52	See "—Directors, Officers and Control Persons" above.
Joost Farwerck	44	See "—Directors, Officers and Control Persons" above.
H. J. Costermans	42

Mr. Costermans has been the Chief Financial Officer of Royal KPN's Wholesale & Operations division since April 2008. From April 2007 to March 2008, Mr. Costermans was Senior Vice President, Corporate Finance & Insurance, Organon Biosciences, of Akzo Nobel, a pharmaceuticals company. From September 2001 to March 2007, Mr. Costermans was Vice President, Finance & IT, Organon USA, of Akzo Nobel.

J.W.L. van Vianen	40

Mr. van Vianen has been the Managing Director, Information & Communications Solutions, of Getronics since January 2009. Getronics is a provider of information and communication technology services and is a wholly owned subsidiary of Royal KPN. From November 2007 to January 2009, Mr. van Vianen was Managing Director of KPN ICT Services of Royal KPN. From July 2007 to December 2007, Mr. van Vianen was Chief Executive Officer of QYN/KPN Narrowcasting at Royal KPN. From August 2004 to July 2007, Mr. van Vianen was Managing Director, Business Unit and Senior Vice President of Connectivity/Netwerk Services of Royal KPN. From January 2004 to August 2004, Mr. van Vianen was Vice President, Network Services and KPN Business Unit Connectivity of Royal KPN.

Alex de Groot	51	Mr. de Groot has been the Director of Strategy and Innovation for Royal KPN since May 2006. From November 2004 to November 2006, Mr. de Groot was the Director of Control for Royal KPN.
Carolien W. Nijhuis	41	Ms. Nijhuis has been Manager, International Network Services, for Royal KPN since 2006. From 2004 to 2006, Ms. Nijhuis was the Managing Director of Infonet Nederland for Royal KPN.

        Our board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of shareholders to serve for a three-year term. Our Board currently classified into three classes as follows: (1) Ofer Gneezy and Charles N. Corfield constitute Class 1 directors with a term ending at the 2012 annual meeting, (2) Gordon J. VanderBrug, Eelco Blok and W. Frank King constitute Class 2 directors with a term ending at the 2010 annual meeting, and (3) Robert H. Brumley and Joost Farwerck constitute Class 3 directors with a term ending at the 2011 annual meeting. Effective upon the resignations of our current directors, other than KPN's representatives, the directors designated by KPN will be divided into three classes as follows:

Class 1 Directors (Term to Expire in 2012)	Alex de Groot Carolien W. Nijhuis
Class 2 Directors (Term to Expire in 2010)	Eelco Blok H.C. Costermans
Class 3 Directors (Term to Expire in 2011)	Joost Farwerck J.W.L. van Vianen

LEGAL PROCEEDINGS

        No director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent (5%) of any class of voting securities of the Company, nor any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

CORPORATE GOVERNANCE

Director Independence

        The Board has reviewed the materiality of any relationship that each of our directors has with the Company, either directly or indirectly. Based upon this review, the Board has determined that each of the following directors is an "independent director" as such term is defined by NASDAQ: (i) Robert H. Brumley, (ii) Charles N. Corfield, and (iii) Dr. W. Frank King. KPN owns a majority of our voting securities and, in accordance with NASDAQ Rule 4350(c), we are exempt from requirement that a majority of our Board qualify as independent directors.

        The Board has established three standing committees, the Audit Committee, the Compensation Committee, and the Seller Committee. The Board has also determined that each member of the Audit Committee meets the independence requirements as prescribed by NASDAQ and the SEC. One member of the Compensation Committee does not qualify as independent, as described below under "Committees of the Board of Directors and Meetings—Compensation Committee."

Meetings of the Board and Committees of the Board; Annual Meeting Attendance

        The Board holds regular meetings, and special meetings as necessary. In addition, independent members of the Board meet regularly in executive sessions without management present. The Board has three committees, including the Audit Committee, Compensation Committee and Seller Committee, each of which is described below.

        Meeting Attendance.    During the fiscal year ended December 31, 2008, the Board held eleven meetings and the various committees of the Board met a total of eighteen times. Each of the directors attended at least 75% of the meetings of the Board and the various committees on which each served, except that Mr. Brumley attended one of the two Seller Committee meetings held in 2008.

Mr. Gneezy and Dr. VanderBrug attended our 2008 Annual Meeting of Shareholders. We do not require the attendance of our non-employee directors at our shareholders annual meetings.

        Audit Committee.    The Audit Committee is responsible for, among other things, monitoring the integrity and adequacy of our financial information, control systems, and reporting practices, engaging and recommending to the Board the appointment of our independent registered public accounting firm. Our Audit Committee met eleven times during 2008 and held five executive sessions with the independent registered public accounting firm in conjunction with certain regularly scheduled meetings. The current members of the Audit Committee are Dr. King and Messrs. Corfield and Brumley, each of whom satisfies the current independence standards promulgated by the SEC and NASDAQ, as such standards apply specifically to members of audit committees. The Board has determined that Dr. King is an "audit committee financial expert," as the SEC has defined that term in Item 407 of Regulation S-K. Please also see the Audit Committee Report set forth elsewhere in this Information Statement.

        Compensation Committee.    The Compensation Committee administers the Company's compensation policies and stock plans. Its members are Messrs. Blok and Corfield. Mr. Blok serves as its chairman. It is the practice of management to make recommendations to the Compensation Committee regarding executive compensation matters. In turn, the Compensation Committee accepts or modifies in whole or in part management's recommendations and reports its determinations to the Board. Our process and procedures for the determination of the compensation of our executive officers and directors are described in the Compensation Discussion and Analysis section below. The Compensation Committee met five times during 2008 and held three executive sessions. Mr. Corfield qualifies as independent as defined by Rule 4200(a)(15) of the NASDAQ listing rules. Upon the closing of the KPN Transaction, as defined elsewhere in this Information Statement, Eelco Blok, a member of the Board of Management of Royal KPN, joined our Compensation Committee. Due to Mr. Blok's position with Royal KPN, which is an indirect holder of approximately 56% of the voting power of our Common Stock, he does not qualify as "independent," as defined by Rule 4200(a)(15) of NASDAQ, or as a "non-employee director," as defined by Securities and Exchange Commission Rule 16b-3(b)(3). However, under NASDAQ's "controlled company" rule, compensation of our chief executive officer is not required to be determined, or recommended to the Board for determination, by a majority of independent directors or a compensation committee comprised solely of independent directors.

        A copy of the Compensation Committee's written charter is publicly available on our website at http://investor.ibasis.com.

        Procedures for Nominating Directors.    The Board does not have a separate standing nominating committee or a nominating committee charter. The Board does not delegate the responsibility for selecting new directors as it believes that, except for the special nomination rights granted to KPN in our Second Amended and Restated Bylaws, all of its members should be involved in this process. During the Control Period, as defined under the caption "Second Amended and Restated By-laws—KPN Board Representation and Veto Rights" below, no fewer than two members of the Board will be nominated by KPN without qualification, and, commencing on the second anniversary, no fewer than two additional members of the Board will be nominated by KPN, provided that such two additional directors must meet the independence requirements set forth in Rule 4200(a)(15) of the Marketplace Rules of NASDAQ, as amended or superseded from time to time, and any other requirements for independence which may be required pursuant to applicable law and the rules of NASDAQ ("Section 3.2"). In addition, our Second Amended and Restated By-laws give KPN certain agreed upon governance mechanisms, including special director nomination and removal rights, as described under "Second Amended and Restated By-laws—KPN Board Representation and Veto Rights" below.

        However, pursuant to the Settlement Agreement, the Company's Board amended the Company's Second Amended and Restated Bylaws to remove Section 3.2 of the bylaws. In addition, the Company's

Board amended Section 8.1 to provide that, during the Control Period, as defined therein, bylaw amendments by the Company's Board may be effected by resolution of the Board and will not require the separate approval of a majority of the non-KPN directors. The Amendments will be effective as of the Acceptance Date.

        In other cases, independent members of the Board search for and review suitable candidates for director nominations, which may include candidates proposed by other stockholders or directors. The entire Board conducts the other aspects of the selection process. In identifying and evaluating candidates for election, other than candidates nominated by KPN, the Board follows the procedures described below.

        The Board first evaluates the current members of the Board who are willing to continue in service. The Board considers current members who are willing to continue in service, by balancing the value of their continuity of service with that of obtaining potentially different perspectives from other directors.

        If any member of the Board does not wish to continue in service or, after evaluation by the Board, if the Board decides not to recommend a member for re-election, the Board identifies the desired skill set and experience of a new nominee and any void or particular area of expertise left by the departing director, in light of whether the nominee:

  •
  has the personal attributes for successful service on the Board, such as demonstrated character and integrity; experience at a strategy/policy setting level; managerial experience dealing with complex problems; an ability to work effectively with others;

  •
  has been the chief executive officer or a senior executive of a public company or a leader of an organization similarly situated vis-à-vis the public, including industry groups, universities or governmental organizations;

  •
  will add specific value or a unique perspective as a board member, by virtue of particular experience, technical expertise, specialized skills or contacts relevant to our current or future business;

  •
  will be able to devote sufficient time to effectively carry out the business of the Board;

  •
  is expected to qualify as an "independent director" within the meaning of the SEC rules and applicable NASDAQ listing standards;

  •
  is expected to qualify as an "audit committee financial expert" as defined by the SEC rules; and

  •
  should be considered due to other factors related to their ability and willingness to serve.

        Our Second Amended and Restated By-laws, as amended, also contain provisions that address the process by which a shareholder may nominate a candidate for director. The Board will consider director candidates recommended by stockholders in the same manner as other nominees, except that the Board may consider the extent to which the recommending shareholder intends to maintain its ownership interest in iBasis, including in the case of nominees recommended for election at an annual meeting of shareholders, whether the recommending shareholder intends to continue maintaining its ownership interest at the time of such meeting.

        To recommend a candidate for nomination to the Board, stockholders should send the candidate's name, credentials, contact information, and his or her consent to be considered as a candidate to our Secretary, iBasis, Inc., 20 Second Avenue, Burlington, MA 01803. For consideration of a candidate at our 2010 annual meeting, such notice must be delivered to the Secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement delivered to stockholders for our 2009 annual meeting. The proposing stockholder should also include his or her contact information and a statement of his or her share ownership history, including the number of shares owned and the time held.

 AUDIT COMMITTEE REPORT

        The Audit Committee of the Board is composed of three directors, Charles N. Corfield, W. Frank King and Robert H. Brumley, each of whom is independent as defined by The NASDAQ Stock Market LLC ("NASDAQ") listing rules. The Board made an affirmative determination as to the independence of each member of the Audit Committee, including a determination that no member of the Audit Committee has a relationship with iBasis that may interfere with his independence from iBasis and its management. No member of the Audit Committee has participated in the preparation of our financial statements, and each Audit Committee member is able to read and understand fundamental financial statements, including the balance sheet, income statement, and cash flow statement of iBasis. The Board has determined that Dr. King is an "audit committee financial" expert as defined by applicable rules and regulations under the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a written Audit Committee Charter. A copy of the Audit Committee's written charter is publicly available on our website at http://investor.ibasis.com.

        The Audit Committee is responsible for, among other things, monitoring the integrity and adequacy of iBasis' financial information, control systems, and reporting practices, and for recommending to the Board adoption by the shareholders of the Audit Committee's appointment of our independent registered public accounting firm. The Audit Committee engaged for fiscal 2008 and for fiscal 2009 has selected and the Board has approved the appointment of PricewaterhouseCoopers as iBasis' independent registered public accounting firm.

        The Audit Committee has reviewed and discussed iBasis' audited financial statements for the fiscal year ended December 31, 2008 with management, which has primary responsibility for the financial statements, and the Audit Committee has discussed with PricewaterhouseCoopers the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, relating to the conduct of the audit. It has also discussed with PricewaterhouseCoopers their independence from iBasis and its management and has received from PricewaterhouseCoopers the written disclosures and the letter in accordance with the applicable requirements of the Public Accounting Oversight Board regarding PricewaterhouseCoopers's communications with the Audit Committee. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.

        The Audit Committee has considered whether the services provided by PricewaterhouseCoopers are compatible with maintaining the independence of PricewaterhouseCoopers and has concluded that the independence of PricewaterhouseCoopers is maintained and not compromised by the services provided.

        Based on the review and discussion referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on March 13, 2009.

Respectfully Submitted by the Audit Committee,
W. Frank King Charles N. Corfield Robert H. Brumley

Stockholder Communications with the Board

        Generally, stockholders who have questions or concerns should contact our Investor Relations department at 781-505-7500 or submit written communication to iBasis, Inc., Investor Relations, 20 Second Avenue, Burlington, MA 01803. Stockholders wishing to submit written communications directly to the Board should send their communications to our Secretary, iBasis, Inc., 20 Second Avenue, Burlington, MA 01803. Stockholder communications will be considered by the Board, or any individual director as appropriate, depending on the facts and circumstances outlined in the communications.

 COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

Compensation Objectives

        Our compensation programs are designed to meet the following objectives:

  •
  compensation opportunities that support the Company's efforts to develop highly qualified executive leaders, reward outstanding initiative and achievement, and retain the leadership and skills necessary to build long-term shareholder value;

  •
  support business strategies that appropriately balance short-term and long-term goals;

  •
  reinforce the relationship between pay and performance by placing a significant portion of executives' total compensation at risk and subject to the achievement of financial goals and other critical individual and business objectives; and

  •
  Align the interests of executives with those of stockholders through the use of equity based awards and annual cash incentive awards that are linked to performance and shareholder value.

        Our Compensation Committee, which is responsible for considering and implementing management's recommendations with respect to executive compensation policies and regularly evaluating the effectiveness of such policies, believes that compensation paid to our executive officers should be closely aligned with their individual achievements, overall effectiveness as a management team, and our corporate performance relative to financial and non-financial goals.

Compensation Elements

        Our executive compensation program is intended to be simple and clear, and consists of the following elements (depending on individual performance as well as our performance):

  •
  Base salary;

  •
  Annual performance-based cash bonus;

  •
  Long-term incentives in the form of stock options;

  •
  Severance and change in control arrangements; and

  •
  Health and other benefits that are offered to executives on the same basis as our non-executive employees.

Background

        We have historically targeted the median of the market for all executive compensation elements. However, in the third quarter of 2002, in order to facilitate our efforts to reduce our debt obligations, we instituted an executive salary freeze that resulted in compensation that was well below market. This freeze helped us to perform in a very challenging business climate with limited internally generated capital resources. In the first quarter of 2006, due to our improved financial position and desire to retain our executive officers and hire new employees, we lifted this salary freeze and modestly increased salaries. In January 2007, the Compensation Committee approved a more aggressive executive compensation increase. Specifically, aggregate executive base salaries were increased by 47% and aggregate target bonuses were decreased by 11% so that incentive or "at-risk" pay would be not more than one-half (50%) the sum of each executives 2007 base salary and target cash incentive compensation. Even with these 2007 increases in executive compensation and shift toward a higher base salary, overall executive compensation remained well below the median pay levels for telecommunication peer companies having a similar number of employees and revenue, according to executive compensation data from the 2006 Thobe Group Communication Technologies Benchmark Survey. The Compensation Committee, therefore, endeavored to adopt an incremental approach toward a median executive pay structure over a two to three year period.

Targeted Compensation and Compensation Mix

        In making its 2008 executive compensation decisions, the Compensation Committee directed executive management to engage Pearl Meyer & Partners, an independent compensation consultant and recognized leader in executive and director compensation strategy and governance ("Pearl Meyer"), to assess the competitiveness of our executive compensation program. Pearl Meyer prepared a report for the Compensation Committee containing a "Primary Peer Group Composite" perspective reflecting the average of "Primary Peer Group" and "Survey Group" data. The Primary Peer Group data consisted of 10 publicly traded firms with similar products/services and revenues as compared to us. These companies had median revenues of $973.4 million and median market capitalization of $1,145.8 million and consisted of the following: Akamai Technologies, Earthlink, Global Crossing, IDT Corp., Paetec Holding Corp., RCN Corp., Savvis, Time Warner Telecom, Vonage Holdings Corp. and Windstream Corp. The Survey Group data reflected a broad group of technology firms from a confidential survey source from a reputable vendor applying the appropriate revenue and executive role perspectives.

        Pearl Meyer recommended that when considering competitive compensation levels, the Compensation Committee should consider our overall financial performance relative to actual compensation levels. Therefore, it analyzed our revenue growth, EBITDA as a percentage of revenue, and current total shareholder return as compared to that of the Primary Peer Group over one and three year periods based on data trailing from the third quarter of 2007. Based on these comparisons, our overall rank was eight out of eleven for one year performance, and five out of eight for three year performance.

        The Compensation Committee also considered other factors, including existing salary levels, retention and recruitment needs, the four year freeze on executive salaries, equity ownership levels, 2007 corporate achievements and individual executive performance, and the anticipated difficulty level of reaching the annual bonus targets for 2008.

        Pearl Meyer observed that on average, iBasis' 2007 executive base salaries, target total cash compensation (base salary plus target bonus), actual total cash compensation (base salary plus last paid bonus), long-term incentives and actual total direct compensation (actual total cash plus long-term incentives) were below the 25th percentile of the Primary Peer Group competitive market. In its report and in subsequent conversations with human resources personnel, Pearl Meyer cited traditional retention, engagement and recruitment principles and recommended that executive pay should fall within a competitive position (50th percentile) relative to the market. Taking an incremental approach to narrowing the gap, for 2008, Pearl Meyer recommended that our 2008 executive salaries be increased to at least a 30th percentile competitive position.

        While recognizing the importance of competitive pay and the value of the Pearl Meyer recommendations, the Compensation Committee agreed with management in determining that we were not in a financial position to elevate executive pay practices to the 50th, or even 30th percentile, for overall executive pay. However, the Compensation Committee did agree with management's recommendations to implement an incremental approach targeting the 50th percentile over the next few years. As a step toward attaining this goal, the Compensation Committee approved 2008 pay increases in alignment with the 25th market percentile of the Primary Peer Group Composite. This increase to the 25th market percentile resulted in an overall increase of $657,000 to executive pay, as discussed in greater detail below.

Role of Management in Determining Compensation Decisions

        At the request of our Compensation Committee, our management, led by our Chief Executive Officer and Executive Vice President, and in collaboration with our Human Resources department, makes recommendations to our Compensation Committee relating to executive compensation program design, specific compensation amounts, bonus targets, incentive plan structure and other executive compensation related matters, including matters pertaining to our Chief Executive Officer. Our Chief Executive Officer is not present when his salary is deliberated by the Compensation Committee.

        Our Compensation Committee reviews the recommendations of our management with respect to base salaries and incentive compensation and each element of compensation when making pay decisions. In allocating compensation among compensation elements, we emphasize incentive, not fixed compensation to ensure that executives only receive superior pay for superior results. We equally value short- and long-term compensation because both short- and long-term results are critical to our success. After weighing these factors, our Compensation Committee accepts or modifies in whole or in part management's recommendations and reports its determinations to our Board.

        Upon the closing of the KPN Transaction, Eelco Blok, a member of the Royal KPN's Board of Management, joined our Compensation Committee. Due to Mr. Blok's position with Royal KPN, which is an indirect holder of approximately 56% of the voting power of our Common Stock, he does not qualify as "independent," as defined by Rule 4200(a)(15) of NASDAQ, as a "non-employee director," as defined by Securities and Exchange Commission Rule 16b-3(b)(3). Accordingly, in order to secure the benefit of certain regulatory relief, we submit the Compensation Committee's recommendations regarding stock option grants to our executive officers for the approval of our full Board.

        In making recommendations for 2008, management reviewed the Pearl Meyer Report and evaluated each executive's 2007 performance, expected 2008 contributions, replaceability and unique expertise. Management noted that smaller increases were necessary to bring Mr. Flynn's salary to the 25th percentile, as he had commenced employment with iBasis in 2007 and had not been subject to the five year salary freeze. On the other hand, management highlighted Mr. Floyd's tenure and overall value, noting that his performance warranted a 15% premium due to his expanded responsibilities relative to integration work. Mr. Floyd's benchmark position match was to an Engineering and R&D Executive, but his duties also include managing Global Information Systems and Operations.

        Management also proposed that Dr. VanderBrug's overall compensation be competitive with that of co-founder and Chief Executive Officer, Mr. Gneezy. According to the Pearl Meyer report, the closest match for Dr. VanderBrug's position was Chief Operating Officer (COO) which, in management's view, did not capture the full scope of Dr. VanderBrug's responsibilities. In addition to most of the traditional COO duties, Dr. VanderBrug is also responsible for our Retail Sales Organization and our Pingo business, and he plays a vital role in the strategic leadership and executive management of the Company, all factors which tended toward a greater relative increase.

Compensation Elements

Base Salary

        Our objective for paying base salaries to executives is to reward them for performing the core responsibilities of their positions and to provide a level of security with respect to a portion of their compensation. Our Compensation Committee considers a number of factors when setting base salaries for executives, including the following:

  •
  Existing salary levels;

  •
  Competitive pay practices;

  •
  Individual and corporate performance; and

  •
  Internal pay equity among our executives, taking into consideration their relative contributions to our success.

        In 2008, we increased individual base salaries for our executive officers between 20% and 40% from 2007 base salaries. The increases were made in order to raise executive compensation to the 25th percentile of the Primary Peer Group Composite, to enhance retention and improve our ability to recruit new executives. As noted above, individual executive increases varied. The variances were based on the increase needed to reach the 25th percentile, each executive's level of contribution as compared to the Pearl Meyer benchmark position match, 2007 performance, expected 2008 contributions, and the unique experience that each brings to iBasis.

Annual Incentive Awards

        Our objective for offering annual cash bonus awards to our named executive officers is to motivate them to achieve our financial goals, while taking into account their individual goals and responsibilities. Our Compensation Committee implemented our 2008 executive officer bonus plan, effective as of the first quarter of 2008, pursuant to which our named executive officers became eligible to receive cash bonus awards based on 2008 net income.

        Under our 2008 executive officer bonus plan (the "2008 Bonus Plan"), in February 2008, we assigned a specific bonus target to each executive for performance in 2008. Our management made recommendations to our Compensation Committee regarding suggested 2008 target bonuses based on competitive total cash survey data provided by Pearl Meyer and our overall financial position. In reviewing our management's proposal, our Compensation Committee considered the below-market base salaries, the difficulty level of reaching the 2008 performance goals, executive officer performance and the Pearl Meyer report. Bonus targets were designed to allow for superior pay in the event we had superior financial results and also to offset the below-market base salaries that had resulted from the previous salary freeze. Cash bonus targets were determined based on individual responsibility levels and performance expectations and were to be payable as approved by the Compensation Committee in a proportionate amount representing the percentage of our targeted corporate Adjusted EBITDA goal pursuant to our 2008 financial plan (the "Financial Plan") approved by our Board. Specifically, payouts under our 2008 Bonus Plan were dependent on our achievement towards the Adjusted EBITDA goal such that bonus payout would increase linearly from zero bonus at zero adjusted EBITDA to 100% of the target bonus amount payable upon achievement of 100% of the Adjusted EBITDA under the Financial Plan. By contrast, from achievement of 100% of the Adjusted EBITDA under the Financial Plan up to achievement of 150% of the Adjusted EBITDA under the Financial Plan, the bonus payout would increase linearly from 100% of the target bonus amount to 200% of the target bonus amount. Payouts under the 2008 Bonus Plan were capped at 200% of the target bonus amount. Regardless of our actual financial performance under the Financial Plan, our Compensation Committee retained the discretion to increase or decrease bonuses payable under the 2008 Bonus Plan as it deemed appropriate.

        The target under the 2008 Bonus Plan was set aggressively with a high level of difficulty for achievement; however, we and our Compensation Committee consider the specific Adjusted EBITDA goals in the Financial Plan, as well as the percentage payout based on our achievement of such goals, to be our confidential information, the disclosure of which would cause us to experience financial harm.

        The amounts of the 2008 cash bonuses paid to our named executive officers pursuant to the 2008 Bonus Plan are included in the Non-Equity Incentive Plan column of the Summary Compensation Table below and the threshold, target and maximum amounts payable are included in the Grant of Plan-Based Award Table below.

Long-Term Incentives

        Our named executive officers are eligible to receive long-term incentive awards under our 2007 Stock Plan. Our objectives of providing our named executive officers with long-term incentive awards are:

  •
  To align executive and shareholder interests;

  •
  To provide a competitive compensation package; and

  •
  To provide for retention of executives through the use of vesting over time.

        Our long-term incentive awards have historically been issued in the form of stock options. Stock options for all our employees, including our named executive officers, vest in quarterly installments, generally over four years.

        When determining the potential grant of option awards for a named executive officer, our Compensation Committee considers the following factors:

  •
  The executive officer's current contribution to our performance;

  •
  Our executive retention objectives;

  •
  The executive officer's anticipated contribution to meeting our long-term strategic performance goals;

  •
  Industry practices and norms; and

  •
  The executive officer's existing level of stock ownership, and whether past incentives are still in effect.

        Based on these factors, in 2008 each of our named executive officers was granted a stock option on February 26, 2008. Notwithstanding these grants, our executive officer long-term incentives remained below the 25th percentile of the Primary Peer Group Composite, according to the Pearl Meyer report.

        Details of 2008 option grants to our named executive officers can be found in the Grants of Plan-Based Awards table below.

Stock Option Grant Procedures

        Our management, along with our Board, implemented changes during the fourth quarter of 2006 to our option granting process for the timing, approval and pricing of stock option grants as detailed below:

  •
  All option grants to our employees must be approved in minuted meetings of our Compensation Committee;

  •
  The exercise price of each stock option will be the closing price on the date of our Compensation Committee meeting;

  •
  In advance of each meeting, our Compensation Committee will receive information from our management, including, but not limited to, information related to the number of options in the pool and a recommendation of option recipients, including the number of options for each recommended recipient;

  •
  All option grants other than new hire grants will be granted at the same time each year;

  •
  If our Compensation Committee agrees to a grant date other than the ordinarily prescribed time, the grants must be approved in a minuted meeting of our Compensation Committee; and

  •
  Every offer letter for new hires must state that each option is subject to approval by our Compensation Committee and that the exercise price of option grants will be the closing price on the date of approval by our Compensation Committee.

Severance and Change in Control Arrangements

        We have arrangements to provide a competitive total compensation package for all of our named executive officers and to provide them with a level of security in the event of a change-in-control to minimize creating conflicting interests between the executive and our Company.

        Each arrangement provides compensation elements, salary continuation, and vesting acceleration that would occur, in the event of certain types of executive terminations or upon a change of control of the Company. In addition, effective December 31, 2008, the Company adopted Section 409A Policies and Procedures in order for all plans, agreements and arrangements between the Company and its employees to comply with Section 409 of the Internal Revenue Code.

        Each officer's employment may be terminated at any time with or without cause and each officer may voluntarily resign at any time with or without good reason. A detailed description of the arrangements and payouts associated with these agreements is provided herein under the caption "Potential Payments Upon Termination or Change in Control."

Perquisites and Benefits

        We do not offer our executives any perquisites and all benefits received by executives are provided under the same terms and conditions as to our other employees, including health and dental coverage, group term life insurance, disability programs and matching contributions to our 401(k) plan.

Impact of Tax and Accounting on Executive Compensation

        Section 162(m) of the Internal Revenue Code (the "Code") limits the tax deduction to $1 million for compensation paid to certain executives of public companies. This deduction limitation does not apply to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. Our Compensation Committee's present intention is to structure executive compensation to minimize the application of the deduction limitation of Section 162(m) of the Code unless it determines that to do so would not be in our best interest or in the best interest of our stockholders. The Executive Bonus Plan that is subject to ratification by our stockholders at the 2009 annual meeting is intended to permit the grant of awards that qualify as performance-based compensation under Section 162(m) of the Code. In any case, to date the combined salary and bonus of each executive officer has been below the $1 million limit.

        Our Compensation Committee has considered the impact of ASC 718, "Share-Based Payment," on our compensation program, but determined that stock options are still the best long-term incentive instrument for us because the Compensation Committee believes that stock options are more appreciated and understood by our management team than other types of equity-based compensation, and it has reservations about the tax implications of other forms of equity-based compensation. Our Compensation Committee will continue to review compensation strategies and may implement additional approaches at some point in the future.

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Summary Compensation Table

        The following table shows the compensation paid or accrued during the last three fiscal years ended December 31, 2008, 2007 and 2006 to (1) our President and Chief Executive Officer, (2) our Chief Financial Officer, (3) our three most highly compensated executive officers, other than our President and Chief Executive Officer and our Chief Financial Officer, who earned more than $100,000 during the fiscal year ended December 31, 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)		Total ($)
Ofer Gneezy	2008	$490,000		$72,785	$281,750	$6,900		$851,435
President & Chief Executive Officer	2007	$350,000	$96,784	$111,198	$135,450	$4,500		$697,932
	2006	$208,000		$60,485	$132,000	$4,400		$404,885
Gordon J. VanderBrug, Ph.D.	2008	$360,000		$60,554	$207,000	$6,900		$634,454
Executive Vice President	2007	$300,000	$82,958	$111,198	$106,100	$4,500		$604,756
	2006	$187,000		$60,485	$118,800	$4,400		$370,685
Paul H. Floyd	2008	$275,000		$87,338	$120,175	$6,900		$489,413
Senior Vice President Global	2007	$225,000	$65,835	$39,266	$99,975	$4,500		$434,576
Products, Networks and Systems	2006	$185,000		$48,341	$112,387	$4,400		$350,128
Richard G. Tennant	2008	$313,000		$87,338	$131,100	$6,900		$538,338
Senior Vice President, Finance &	2007	$250,000	$65,835	$39,266	$77,400	$4,500		$437,001
Chief Financial Officer	2006	$185,000		$48,341	$112,387	$4,400		$350,128
Mark S. Flynn(5)	2008	$288,000		$100,794	$93,725	$6,900		$489,419
Chief Legal Officer and Corporate Secretary	2007	$220,192	$43,313	$77,469	$56,438	$74,500	(6)	$471,912

(1)
Represents cash bonus amounts paid in respect of performance for the three quarters ended September 30, 2007.

(2)
Represents the proportionate amount of the total fair value of option awards recognized by us as an expense in 2008, 2007 or 2006 for financial accounting purposes including the period prior to the closing of the KPN Transaction. The fair values of these awards and the amounts expensed in 2008, 2007 or 2006 were determined in accordance with ASC 718, "Share-Based Payment." For Mr. Gneezy and Dr. VanderBrug, the amount related to option awards includes $79,017 each of stock-based compensation expense in 2007 for the accelerated vesting of options upon the closing of the KPN Transaction. These costs were not recognized as an expense by us in 2007 but were reflected in the purchase accounting associated with the KPN Transaction. In the case of 2008 amounts, see Note 4 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. In the case of 2007 amounts, see Note 4 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 for details as to the assumptions used to determine the fair value of unvested option awards as of the date of the closing of the KPN Transaction. In the case of the option grant to Mr. Flynn in February 2007, see Note 4 to our Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2007 for details as to the assumptions used to determine the fair value of this award as our consolidated results of operations included in our Annual Report on Form 10-K excludes the consolidated results of operations of iBasis prior to the closing of the KPN Transaction. In the case of 2006 amounts, see Note 4 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for details as to the assumptions used to determine the fair value of the option awards.

(3)
In the case of 2008 amounts, reflects actual amounts paid as cash bonuses in 2009 under the 2008 Bonus Plan. In the case of 2007 amounts, reflects the actual amounts paid as cash bonuses during 2007 for the first three quarters of 2007, and during 2008 for the quarter ended December 31, 2007 and the transaction synergy incentive bonuses tied to the achievement of synergies from the completion of the KPN transaction. In the case of 2006 amounts, reflects the actual amounts earned under the then-current executive officer bonus plans, although some payments were made in 2007.

(4)
Reflects the 401(k) match that is available to all of our employees.

(5)
Mr. Flynn commenced employment with us on February 12, 2007.

(6)
Includes $70,000 in relocation expenses.

Grants of Plan-Based Awards

        The following table shows information regarding grants of non-equity incentive awards and equity incentive awards that we made during the fiscal year ended December 31, 2008 to our executive officers named in the Summary Compensation Table above.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options
						Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
Name	Grant Date(1)	Threshold ($)	Target ($)	Maximum ($)
Ofer Gneezy
2008 Executive Officer Cash Bonus		$0	$490,000	$980,000
Option Grant	2/26/2008				120,000	$4.51	$435,600
Gordon J. VanderBrug, Ph.D.
2008 Executive Officer Cash Bonus		$0	$360,000	$720,000
Option Grant	2/26/2008				100,000	$4.51	$363,000
Richard G. Tennant
2008 Executive Officer Cash Bonus		$0	$228,000	$456,000
Option Grant	2/26/2008				70,000	$4.51	$254,100
Paul H. Floyd
2008 Executive Officer Cash Bonus		$0	$209,000	$418,000
Option Grant	2/26/2008				70,000	$4.51	$254,100
Mark S. Flynn
2008 Executive Officer Cash Bonus		$0	$163,000	$326,000
Option Grant	2/26/2008				25,000	$4.51	$90,750

(1)
Reflects the ASC 718 value on the date of grant.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

        The compensation paid to our named executive officers in 2008 summarized in our Summary Compensation Table above is determined in accordance with employment agreements and letter agreements that we have entered into with each of our named executive officers. These agreements provided a compensation package, including severance benefits, to our named executive officers. The material terms of these agreements are discussed under the caption "Compensation Discussion and Analysis—Severance and Change in Control Arrangements" and "Potential Payments Upon Termination or Change in Control."

        The material terms of our 2008 Bonus Plan are discussed under the caption, "Compensation Discussion and Analysis—Annual Incentive Awards."

        The options granted to our named executive officers in 2008 summarized in our Grants of Plan-Based Awards Table were granted pursuant to our 2007 Stock Plan. The options granted to our named executive officers in 2008 were granted with an exercise price equal to the fair market value of our shares of Common Stock on the date of grant and vest quarterly over a period of four years in sixteen installments, each of 6.25% of the option granted and have a ten year term.

Outstanding Equity Awards at Fiscal Year-End

        The following table shows grants of stock options outstanding (vested and unvested) on December 31, 2008, the last day of the fiscal year, held by each of the executive officers named in the Summary Compensation Table above.

	Option Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Ofer Gneezy	14,034	0	$30.9568	05/25/2010
	5,154	0	$30.9568	05/25/2010
	8	0	$1.5009	11/15/2011
	23,976	0	$1.5009	11/15/2011
	14,396	0	$1.8345	08/11/2013
	39,576	0	$2.2097	08/11/2013
	2,469	0	$2.2097	08/11/2013
	1,122	0	$1.8345	08/11/2013
	1,198	0	$4.4194	09/14/2014
	17,990	0	$4.8989	09/14/2014
	38,376	0	$4.5445	03/29/2016
	22,500	97,500	$4.51	02/26/2018
Gordon J. VanderBrug, Ph.D.	28,782	0	$2.2931	12/03/2008
	13,190	0	$28.1426	05/25/2010
	1,200	0	$28.1426	05/25/2010
	2	0	$1.5009	11/15/2011
	23,982	0	$1.5009	11/15/2011
	14,392	0	$1.8345	08/11/2013
	39,575	0	$2.2097	08/11/2013
	3,596	0	$1.8345	08/11/2013
	17,990	0	$4.8989	09/14/2014
	1,198	0	$4.4194	09/14/2014
	38,376	0	$4.5445	03/29/2016
	18,750	81,250	$4.51	02/26/2018
Paul H. Floyd	28,782	0	$1.5009	11/15/2011
	32,228	0	$2.5849	06/24/2013
	51,719	0	$2.5849	06/24/2013
	32,981	0	$2.2097	08/11/2013
	14,989	0	$1.8345	08/11/2013
	1,198	0	$4.4194	09/14/2014
	14,391	3,599	$4.8989	09/14/2014
	10,493	13,492	$4.5445	03/29/2016
	13,125	56,875	$4.51	02/26/2018
Richard G. Tennant	53,966	0	$1.5009	11/15/2011
	17,988	0	$3.5439	11/15/2011
	32,981	0	$2.2097	08/11/2013
	14,989	0	$1.8345	08/11/2013
	1,198	0	$4.4194	09/14/2014
	14,391	3,599	$4.8989	09/14/2014
	10,493	13,492	$4.5445	03/29/2016
	13,125	56,875	$4.51	02/26/2018
Mark S. Flynn	13,492	48,727	$6.782	02/15/2017
	4,688	20,312	$4.51	02/26/2018

Option Exercises

        No options to purchase shares of our Common Stock were exercised by our executive officers named in the Summary Compensation Table above during the fiscal year ended December 31, 2008, except that on February 25, 2008, Mr. Gneezy exercised an option to purchase 38,376 shares of Common Stock at an exercise price of $2.29 per share. The value realized by Mr. Gneezy upon the exercise of this stock option was $73,947, which is based on the difference between the price of our common stock on the date of exercise and the exercise price of the stock option.

Pension Benefits

        We do not have any qualified or non-qualified defined benefit plans.

Non-qualified Deferred Compensation

        We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Current Base Salary Increase of Named Executive Officers

        The current base salaries of our executive officers are: Ofer Gneezy, President & Chief Executive Officer, $588,000; Gordon J. VanderBrug, Executive Vice President, $396,000; Richard G. Tennant, Chief Financial Officer & Senior Vice President, Finance, $332,000; Paul H. Floyd, Senior Vice President of Global Products, Networks and Systems, $297,000; and Mark S. Flynn, Chief Legal Officer & Corporate Secretary, $305,000.

Current Bonus Arrangements with Named Executive Officers

        On May 26, 2009, the stockholders of the Company ratified the adoption of the iBasis, Inc. Executive Bonus Plan (the "Bonus Plan"). The Bonus Plan covers executive officers, vice-presidents and other key employees ("Plan Participants"). The establishment of the Bonus Plan involved setting the target amounts of such bonuses ("Target Amounts") and the corporate-wide goals upon which the bonuses will be paid. The Target Amounts for 2009 performance for each Plan Participant under the Bonus Plan are set at the lesser of a fixed dollar amount and a specified percentage of the actual base salary paid to each such Plan Participant in the calendar year 2009. The maximum Target Amounts for 2009 for Ofer Gneezy, Gordon J. VanderBrug, Richard G. Tennant, Paul H. Floyd and Mark S. Flynn are $588,000, $396,000, $242,000, $226,000 and $173,000, respectively. The Bonus Plan provides for maximum payouts of up to 200% of the applicable Target Amounts depending on Company performance against the established performance goals.

Potential Payments Upon Termination or Change in Control

Mr. Gneezy and Dr. VanderBrug

        On May 11, 2009, the Company entered into new severance and change-in-control agreements with each of Mr. Gneezy and Dr. VanderBrug provide that, in the event of a termination of employment by the Company without "cause" or by the executive for "good reason," as such terms are defined in the agreements, the executive will be entitled to payment of a pro-rata annual bonus up to the date of termination, the continuation of base salary for a period of 24 months following the termination date, payment of an amount equal to two times the executive's full target annual bonus for the year in which the termination occurs, the right to exercise any stock options granted under the applicable stock plan for the shorter of the period provided under the applicable stock plan or 90 days following the termination date to the extent that such stock options are vested and exercisable during such period, payment of restricted stock that would have vested within 90 days following termination and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 24 month severance period. In addition, in the event of a termination by the Company without "cause" or by the executive for "good reason" within one year following a change of control, as defined in the agreements (which, the consummation of the Amended Offer and the Merger will not constitute), the executive would be entitled to payment of a pro-rata annual bonus up to the date of termination, a lump sum cash payment equal to two times the executive's base salary and two times the executive's full target annual bonus for the year in which the termination occurs, immediate vesting of all outstanding stock options and restricted stock and the right to exercise such stock options during the 24-month severance period, and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 24-month severance period. In exchange for the severance and change in control benefits, the agreements also contain non-competition and non-solicitation provisions by which the executives have agreed to be bound during their respective severance periods and require the executives to enter into general releases of all claims against the Company, its affiliates, agents and employees in order to receive the termination benefits. On November 23, 2009, at the request of KPN and concurrently with the execution of the Settlement Agreement, Ofer Gneezy, the Company's President and Chief Executive Officer, and Gordon J. VanderBrug, the Company's Executive Vice President, executed letters of resignation for "good reason" with the Company (the "Resignation Letters"). The Resignation Letters are subject to, and effective only upon, the consummation of the Amended Offer. The Resignation Letters confirm that the severance benefits set forth in the agreements will be paid upon the resignation of Mr. Gneezy and Mr. VanderBrug if the Amended Offer is consummated. In addition, the Resignation Letters amend the agreements to provide (i) the payment of the pro rata annual bonus for 2009, which may be the full amount of such bonus if the termination occurs in 2010, and (ii) that any stock options owned by Mr. Gneezy and Dr. VanderBrug, which otherwise would have remained unvested, will vest fully as of the consummation of the Amended Offer. The consummation of the Amended Offer and the Merger will not constitute a change in control for purposes of the agreements.

Messrs. Tennant, Flynn and Floyd

        On May 11, 2009, the Company entered into new severance and change-in-control agreements with each of Messrs. Tennant, Flynn and Floyd provide that in the event of a termination of employment by the Company without "cause" or by the executive for "good reason," the executive will be entitled to payment of a pro-rata annual bonus up to the date of termination, continuation of base salary for a period of 12 months following the termination date, payment of an amount equal to the executive's full target annual bonus for the year in which the termination occurs, payment of restricted stock that would have vested within 90 days following termination and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 12 month severance period. In addition, in the event of a termination of employment without "cause" or by the executive for "good reason" within one year following a change of control, as defined in the agreement (which, the consummation of the Amended Offer and the Merger will not constitute), the executive would be entitled to payment of a pro-rata annual bonus up to the date of termination, a lump sum cash payment equal to 1.5 times the executive's base salary and 1.5 times the executive's full target annual bonus for the year in which the termination occurs, immediate vesting of all outstanding stock options and restricted stock and the right to exercise such stock options during the 18 month severance period, and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 18 month severance period.

        In exchange for the severance and change in control benefits, the agreements also contain non-competition and non-solicitation provisions by which the executives have agreed to be bound during their employment and their respective severance periods.

        The consummation of the Amended Offer and the Merger will not constitute a change-in-control under the letter agreement with Messrs. Floyd, Tennant and Flynn.

        The following table summarize the Company's estimate of the amount of benefits to which Messrs. Gneezy, VanderBrug, Tennant, Flynn and Floyd would be entitled if each of them were terminated by the Company without "cause" or they terminated their employment for "good reason", as such terms are defined in their respective severance and change-control agreements, occurring on November 20, 2009:

Officer	Cash Severance(1)	Health Insurance Benefits(2)	Cash Bonus(3)	Value of Accelerated Unvested Equity(4)	Total
Ofer Gneezy	$2,352,000	$38,230	$1,043,901	$236,600	$3,670,731
Gordon J. VanderBrug, Ph.D.	$1,584,000	$38,230	$703,036	$169,000	$2,494,266
Paul H. Floyd	$523,000	$12,205	$401,227	$118,300	$1,054,732
Richard G. Tennant	$574,000	$19,115	$429,633	$118,300	$1,141,048
Mark S. Flynn	$478,000	$19,115	$307,134	$118,300	$922,549

(1)
Cash Severance Payments include (i) the continuation of base salary for a period of 12 or 24 months, as applicable, following the termination date and (ii) the payment of an amount equal to one or two times, as applicable, the executive's full target annual bonus for the year in which the termination occurs.

(2)
Health Benefits includes the continued payment of the employer-paid premiums for medical, dental and other health benefits of the executive for the 12 or 24 month severance period, as applicable.

(3)
Bonus consists of the payment of the executive's pro-rata annual bonus up to the date of termination, which is the pro-rata portion of the annual bonus that would have been payable if the executive had been employed at year end and achieved the performance goals to the same extent such performance goals were achieved as of November 20, 2009, the assumed termination date.

(4)
The dollar amount is calculated using the number of unvested stock options with exercise prices less than the Offer Price times the difference between such exercise prices and the Offer Price.

Director Compensation

        In 2008, our board of directors approved a modified director compensation package that pays the following cash amounts to our independent non-employee directors:

  •
  annual retainer for service on our board of directors: $25,000

  •
  annual retainer for service as the chair on our Audit Committee: $15,000

  •
  annual retainer for service as a non-chair member on our Audit Committee: $10,000

  •
  annual retainer for service as the chair on our Compensation Committee: $10,000, however, such compensation was declined by the chair in respect of his service in fiscal 2008

  •
  annual retainer for service as a non-chair member on our Compensation Committee: $5,000

        Neither Mr. Gneezy nor Dr. VanderBrug received compensation, in addition to their compensation as executive officers, for serving as our directors in 2008. Neither Mr. Blok nor Mr. Farwerck received any compensation for serving as our directors in 2008. The directors who do not live in the Boston Metropolitan area were reimbursed for travel expenses. We maintain directors' and officers' liability insurance and our Second Amended and Restated by-laws, as amended, provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, our First Amended and Restated Certificate of Incorporation limits the liability of directors to either us or our shareholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law.

        On February 26, 2008, each of our non-employee directors other than Mr. Blok and Mr. Farwerck received a grant of 30,000 stock options that vest 6.25% per quarter for each quarter that such individual remains a director of the Company.

        In addition, pursuant to resolutions adopted by the Company's Board on November 25, 2009, at or immediately prior to the Acceptance Date, each option to purchase Shares that is outstanding, whether or not vested or exercisable, will vest and be canceled, and the Company will pay the holder of any such option, including the members of the Company's Board who hold such option, at or promptly after the Acceptance Date, an amount in cash equal to the excess, if any, of the Offer Price over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option.

Director Compensation Table—2008

        The table below summarizes all compensation paid to our non-executive directors during the fiscal year 2008.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Charles N. Corfield	$45,000	$72,904	$117,904
W. Frank King, Ph.D.	$35,000	$72,904	$107,904
Robert H. Brumley	$35,000	$119,739	$154,739
Eelco Blok(1)	$—	$—	$—
Joost Farwerck(1)	$—	$—	$—

(1)
Represents the proportionate amount of the total fair value of stock option awards recognized by us as an expense in 2008 for financial accounting purposes. The fair values of these awards and the amounts expensed in 2008 were determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (FAS 123R. See Note 4 to our Consolidated Financial Statements contained in our 2008 Annual Report on Form 10-K for details as to the assumptions used to determine the fair value of the option awards.

        As of December 31, 2008, Mr. Corfield held stock options to purchase 157,120 shares of our common stock, Dr. King held stock options to purchase 181,105 shares of our common stock, Mr. Brumley held stock options to purchase 118,744 shares of our common stock, Mr. Blok held no stock options and Mr. Farwerck held no stock options.

        In November, 2009 the Board increased the annual retainer for service on our Board from $25,000 to $30,000. Messrs. Brumley and Corfield were each paid $35,000 for service on our Special Committee and Mr. King was paid $50,000 for his service as the Chairman of our Special Committee.

        As of the date of this Information Statement, KPN's designees have not received any compensation from the Company.

Compensation Committee Interlocks and Insider Participation

        No member of the Compensation Committee is currently one of our employees. As disclosed above, Mr. Blok is a member of the Board of Management of Royal KPN, which is an indirect holder of approximately 56% of the voting power of our Common Stock. In 2009, none of our executive officers served on the Board or compensation committee of any other entity that had one or more executive officers serving on our Board or Compensation Committee.

Compensation Committee Report

        The Compensation Committee of our Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears elsewhere in this Information Statement, with our management. Based on this review and discussion, the Compensation Committee has recommended to our Board that the Compensation Discussion and Analysis be included in our information statement.

Members of iBasis, Inc. Compensation Committee:
Eelco Blok
Charles N. Corfield

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Pursuant to the written charter of our Audit Committee, the Audit Committee is responsible for reviewing and approving all related-party transactions for purposes of applicable stock exchange conflict of interest rules, prior to our entry into any such transaction. In addition, during the period from the closing of the KPN Transaction until the second anniversary of the KPN Transaction, our Second Amended and Restated By-laws established a Seller Committee, composed of Dr. King, and Messrs. Corfield and Brumley who are independent directors who are not KPN-nominated directors, to review and approve each related-party transaction that relates to any claim, suit, proceeding or dispute involving KPN or any of its affiliates. The composition of our Seller Committee is co-extensive with our Audit Committee. The Settlement Agreement was approved by a Special Committee of the Board of Directors, in consultation with its independent financial and legal advisors. The Special Committee is comprised of independent directors W. Frank King (Chairman), Robert H. Brumley and Charles Corfield. A "related-party transaction" includes all transactions in which we are a participant and in which any of the following persons has or will have a direct or indirect material interest: our executive officers; our directors; the beneficial owners of more than 5% of our securities; the immediate family members of any of the foregoing persons; and any other persons whom the board of directors determines may be considered related persons (any such person being a "related person.")

Relationship with KPN

        On October 1, 2007, the Company, Royal KPN and KPN, completed transactions (collectively, the "KPN Transaction") pursuant to which the Company issued 40,121,074 Shares to KPN and acquired the outstanding shares of two subsidiaries of KPN (collectively, "KPN GCS"), which encompassed KPN's international wholesale voice business. The Company also received $55 million in cash from KPN, subject to post-closing adjustments, based on the working capital and debt of the Company and KPN GCS. Immediately after issuance on October 1, 2007, the Shares issued to KPN represented 51% of the issued and outstanding Shares on a fully-diluted basis (which includes all of the issued and outstanding Shares and the Shares underlying outstanding "in-the-money" stock options, as adjusted, and warrants to purchase Shares). On October 8, 2007, the Company paid a dividend in the amount of $113 million at a rate of $3.28 per Share to each of its stockholders on the record date of September 28, 2007, the trading date immediately prior to the closing date of the KPN Transaction. As of November 23, 2009, the 40,121,074 Shares owned by KPN represented 56.3% of the outstanding Shares.

        The officers of the Company immediately prior to the closing of the KPN Transaction have continued to serve as the officers of the combined company and one executive of KPN GCS, Mr. Edwin van Ierland, was appointed as the Company's Senior Vice President Worldwide Sales.

Upon closing of the KPN Transaction, Messrs. Charles Skibo and David Lee, two independent members of the Company's Board of Directors, resigned as members of the Board of Directors and Messrs. Eelco Blok, an executive of Royal KPN, and Joost Farwerck, an executive of KPN, were appointed by the Board of Directors as directors to fill the vacancies created by the resignations of Messrs. Skibo and Lee.

        Although the Company acquired all of the outstanding capital stock of KPN GCS, after the closing of the KPN Transaction, KPN holds a majority of the outstanding Common Stock of the Company and KPN's designees are expected to represent, at a future date, a majority of the Company's Board of Directors. In connection with the closing of the KPN Transaction, the Company adopted its Second Amended and Restated By-laws as of October 1, 2007 that give KPN board representation rights and, absent exceptional circumstances, veto rights on certain matters. See "Second Amended and Restated By-laws—KPN Board Representation and Veto Rights," below, for a description of such representation and veto rights.

        Prior to the KPN Transaction, KPN GCS benefited from certain related party revenue and purchase agreements with KPN that included sales prices per minute and costs per minute. KPN GCS also relied on KPN for a substantial part of its operational and administrative support, for which it was allocated costs primarily consisting of selling, general and administrative expenses, such as costs for centralized research, legal, human resources, payroll, accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury and other corporate and infrastructure costs. In anticipation of and as part of the consideration for the closing of the KPN Transaction, KPN GCS, Royal KPN and KPN entered into the Framework Services Agreement (described below), which replaced the related party revenue and purchase agreements and operational and administrative support arrangements described above. In connection with the closing of and as part of the consideration for the KPN Transaction, the Company also entered into a series of agreements with KPN and its affiliates, each of which is described below. The Company is also party to international wholesale service agreements with KPN and its subsidiaries that are described below.

Purchase and Sale Agreement

        The Purchase and Sale Agreement entered into on June 21, 2006 between the Company and KPN to effect the KPN Transaction (the "Purchase and Sale Agreement") sets forth certain ongoing rights and obligations of KPN and the Company, including, absent exceptional circumstances, the following, among others:

  •
  At any time that KPN holds less than 51% of the outstanding Shares (counting as outstanding for purposes of the Purchase and Sale Agreement all Shares issuable upon exercise of all in-the-money options, warrants and other rights, regardless of whether vested or subject to restrictions on exercise), KPN is entitled to purchase from the Company such number of additional Shares, at the then current market price (as specified in the Purchase and Sale Agreement), as may be required so that KPN holds 51% of the outstanding Shares.

  •
  In connection with any issuance by the Company of common or preferred stock to any party other than KPN (other than pursuant to the exercise of employee stock options and similar rights or pursuant to the exercise of options, warrants and similar rights that were in-the-money on October 1, 2007), KPN has the right to purchase (on the same terms as are applicable to the issuance to the third party) up to that number of shares of such class of stock that would represent a percentage of the total number of shares to be issued in such issuance (including to KPN) equal to the greater of 51% and the percentage of the outstanding capital stock of the Company owned by KPN immediately prior to such issuance.

  •
  In connection with any issuance of common or preferred stock by the Company upon the exercise of options, warrants or other rights issued pursuant to an employee benefits plan or similar arrangement (other than any such rights that were in-the-money on October 1, 2007), the Company is required to repurchase shares of its capital stock (subject to applicable law and reasonable liquidity concerns) in an amount sufficient to maintain KPN's percentage ownership of the Company immediately prior to such issuance.

  •
  KPN has the foregoing rights only so long as it owns a majority of the outstanding Shares (and during a grace period in the event that KPN's percentage ownership of the Company falls below 50%).

  •
  The Company has agreed, for a period of three years following October 1, 2007, not to transfer any shares of KPN GCS without the prior written consent of KPN, which consent may be withheld if KPN determines in good faith that such transfer would result in taxes in The Netherlands that could otherwise be avoided.

  •
  KPN has agreed not to vote to remove a director on the Company board for cause unless such removal is approved by a majority of the Company's directors that were not nominated by KPN.

  •
  Indemnification obligations of each of KPN and the Company in connection with breaches by such person of certain representations and warranties and covenants in the Purchase and Sale Agreement and with certain other matters remain in effect.

Framework Services Agreement and Termination Services

        In anticipation of and as part of the consideration for the KPN Transaction, KPN and Royal KPN entered into a Framework Services Agreement dated June 19, 2006 (the "Original Framework Services Agreement") with one of their affiliates and an entity that the Company acquired in the KPN Transaction ("iBasis Netherlands," formerly KPN Global Carrier Services). Effective as of January 1, 2009, the Original Framework Services Agreement was updated to reflect a number of changes reflecting integration efforts and the Company's reduced level of services and support required for the Netherlands operations acquired in the KPN Transaction. The updated agreement, together with its updated schedules (some of which were deleted from the Original Framework Services Agreement), is referred to as the "Framework Services Agreement."

        Pursuant to the Framework Services Agreement:

  •
  Royal KPN appointed iBasis Netherlands as a preferred supplier of mobile services for Royal KPN, KPN and all their affiliates and subsidiaries (collectively, the "Royal KPN Group"); and

  •
  KPN appointed iBasis Netherlands as its exclusive provider for Premium Voice, Certified Voice, ISDN and Inmarsat services for all international telephone and fax traffic originating from or carried over the Royal KPN Group's fixed networks.

        The initial term of the Framework Services Agreement expires on June 19, 2016, and will be automatically extended for subsequent one-year periods unless either party provides at least three months written notice prior to the end of the then current term. However, the Framework Services Agreement may be terminated earlier by a party if: the other party fails to remedy a material breach within 30 days of receiving written notice of the breach; the other party passes a resolution to wind up or dissolve (except for a merger or consolidation); the other party suspends services due under the Framework Services Agreement by an event of force majeure for more than 60 days; or upon the bankruptcy, insolvency or appointment of a receiver of the other party.

        The Framework Services Agreement includes various agreements, referred to as Schedules and described below, relating to the various services provided under the Framework Services Agreement. The parties have agreed that the charges for services will be market-based throughout the term of the Framework Services Agreement and that iBasis Netherlands will have the right at any time, without penalty or liability, to terminate all or any part of the services provided by KPN for any reason or no reason.

  •
  Schedule 1—Service Agreement for International Voice Services: iBasis Netherlands provides Premium Voice, and ISDN services for international telephone and fax traffic over the Royal KPN Group's fixed network at a price equal to the expected cost of providing services plus a margin as set forth in the schedule at declining rates through the year 2010. Thereafter, margins shall be negotiated each year. In addition, Schedule 1 sets forth certain agent and interconnection services provided by Royal KPN to facilitate iBasis Netherlands' provision of Premium Voice, Certified Voice, Value Voice and Direct Voice services for Netherlands originating traffic from other Dutch carriers. Royal KPN also provides KPN Terminating and KPN Premium Traffic services to iBasis Netherlands and its affiliates at various rates and prices pursuant to Schedule 1.

  •
  Schedule 3—Service Agreement for International Transmission Path Services: The parties agreed upon certain measurable performance parameters and reporting for specific activities relating to various transmission path services that KPN provides to iBasis Netherlands as a preferred vendor. In addition, the parties also agreed to certain specified service deliverables that iBasis Netherlands provides as a system provider and service provider to KPN.

  •
  Schedule 4—Service Agreement for IT System Support and Maintenance: The parties agreed upon the financial and billing arrangements for certain hosting platform services provided by KPN, including the de-commissioning of legacy systems that have been integrated into iBasis Netherlands' operations.

  •
  Schedule 6—Service Agreement for Support and Maintenance for Technical Infrastructure: The parties agreed upon certain performance, reporting, and financial parameters relating to maintenance and support of the technical infrastructure that KPN provides to iBasis Netherlands. These maintenance and support activities include: capacity management, innovation, delivery of signaling services, and network maintenance.

  •
  Schedule 7—Service Agreement for Housing: The parties agreed upon the financial and other terms for office space rented to iBasis Netherlands at Royal KPN's corporate headquarters.

  •
  Schedule 8—Service Agreement for KPN Demand Organization: Pursuant to this schedule, the parties agreed that KPN shall supply personnel and administrative support services for sales and purchase, product management, legal and contracts administration, human resources, international billing and commercial operations.

Intellectual Property Cross License

        Also as part of the consideration for the KPN Transaction, the Company entered into an Intellectual Property License Agreement with Royal KPN. Pursuant to the agreement, the Company was granted (i) an irrevocable, royalty-free, worldwide, non-transferable and non-exclusive license to use Royal KPN's portfolio of patents related to its international wholesale voice business and (ii) a worldwide, non-transferable and non-exclusive license to use certain other patents of Royal KPN, which shall be irrevocable and royalty-free for so long as KPN owns not less than 51% of each class of the Company's voting stock. In addition, the Company granted Royal KPN a worldwide, non-transferable, and non-exclusive license to use the Company's portfolio of patents, which shall be irrevocable and royalty-free for so long as KPN owns not less than 51% of each class of the Company's voting stock.

KPN Registration Rights Agreement

        The shares of Common Stock the Company issued to KPN on October 1, 2007 at the closing of the KPN Transaction (the "Transaction Shares") were not registered with the SEC.

However, on October 1, 2007, the Company entered into a Registration Rights Agreement with KPN, pursuant to which KPN (or a direct or indirect transferee of KPN that holds the Transaction Shares) has the right to require the Company to register some or all of the Transaction Shares in the following circumstances:

  •
  At any time, upon written demand by KPN, so long as the minimum aggregate price of the Transaction Shares to be registered is equal to or greater than $10,000,000 ("Demand Registration Rights"); provided, however, in the case of a shelf registration, the minimum aggregate price of the Transaction Shares to be registered need only be equal to or greater than $5,000,000; and

  •
  In connection with any registration of Shares that the Company undertakes for sale for its own account (but excluding any registration of Shares in connection with an employee benefit plan, a dividend reinvestment plan, an acquisition by the Company, or an exchange offer), exercise of a Demand Registration Right by one holder of Transaction Shares (for example, by one of KPN's affiliates or subsidiaries) can trigger the exercise of this incidental registration right by other holders of Transaction Shares.

        If the Company is required to register some or all of the Transaction Shares as a result of the circumstances described above, the Company will use reasonable best efforts to effect or cause to be effected the registration of the Transaction Shares entitled to be included in such registration in order to permit the sale of such Transaction Shares. The Company will bear all expenses of any such registration, except that KPN (or a direct or indirect transferee of KPN that holds Transaction Shares) will be liable for all discounts and commissions to underwriters or selling brokers.

        In connection with such registration, upon the advice of an underwriter hired to sell the Transaction Shares (as part of a firm-commitment underwriting), the Company may restrict the total number of Transaction Shares registered in order to effect the sale in a timely manner or achieve the price desired. In addition, an underwriter may request that the Company and all significant stockholders (holders of 5% or more of the outstanding Shares) enter into customary lock-up agreements restricting the transfer or exchange of Shares from 14 days before the underwriter's proposed sale of shares until 90 days after the sale commences. Furthermore, the Company will not be required to register or qualify any Transaction Shares in any jurisdiction if registration or qualification in such jurisdiction would subject the Company to unreasonable burden or expense or would unreasonably delay the commencement of an underwritten sale.

Second Amended and Restated By-laws—KPN Board Representation and Veto Rights

        In connection with the closing of the KPN Transaction, the Company adopted its Second Amended and Restated By-laws, as amended, that give KPN board representation rights and, absent exceptional circumstances, veto rights on certain matters, which rights are summarized in relevant part below.

        During the Control Period (as defined below), no fewer than two members of the Company's Board of Directors will be nominated by KPN without qualification, and, commencing on October 1, 2009, in connection with any annual or special meeting of stockholders at which members of the Board of Directors are to be elected that is held during the Control Period, no fewer than two additional members of the Board of Directors will be nominated by KPN, provided, that such two additional directors must meet the independence requirements set forth in Rule 5605 of the NASDAQ Stock Market rules and, provided, further, that if the aggregate number of directors serving on the Board is increased during the Control Period, the number of KPN Directors will be increased proportionately. Following October 1, 2009, the Company's chief executive officer may be removed and replaced by a unanimous vote of the KPN-nominated directors and any directors meeting the independence requirements stated above (the "Director Group"). If a vote on the removal or appointment of the Company's chief executive officer does not result in a unanimous vote of the Director Group, then a deadlock mechanism is used to resolve the deadlocked matter.

        Further, during the Control Period, a resolution of the Board with respect to the following matters may not be approved, absent exceptional circumstances, without the approval of a majority of the entire Board, including the unanimous approval of the KPN-nominated directors:

  •
  the appointment or removal of the Company's chief financial officer;

  •
  the approval of the Company's annual budget or three-year business plan;

  •
  any financings, guarantees, acquisitions, dispositions, incurrences of liens or other encumbrances (or any series of related financings, guarantees, acquisitions, dispositions, incurrences of liens or other encumbrances), that involve, in each case the aggregate payment or receipt by (or incurrence of obligations of or to) the Company or any of the Company's subsidiaries or other affiliates of consideration in excess of $10,000,000;

  •
  any one or series of related mergers, consolidations or other similar transactions that involve the aggregate payment or receipt by (or incurrence of obligations of or to) the Company or any of the Company's subsidiaries or other affiliates of consideration in excess of $10,000,000;

  •
  any investments, reorganizations, joint ventures, partnerships, leases or capital expenditures (or any series of related investments, reorganizations, joint ventures, partnerships, leases or capital expenditures), that involve, in each case, the aggregate payment or receipt by (or incurrence of obligations of or to) the Company or any of the Company's subsidiaries or other affiliates of consideration in excess of $10,000,000 which are not covered in the Company's annual budget;

  •
  any issuance, grant, sale or offer or any repurchase, reduction, redemption, conversion, sub-division, consolidation, cancellation or otherwise by the Company of Shares, other capital stock or any instruments with voting rights or that are convertible into capital stock, including options and warrants, other than upon the exercise of options, warrants or other convertible securities outstanding on October 1, 2007, pursuant to the terms of such options, warrants and other convertible securities;

  •
  any declaration by the Company of dividends or other distributions to stockholders;

  •
  any amendments to the Company's certificate of incorporation or by-laws; and

  •
  any commencement of voluntary bankruptcy proceedings, dissolution or similar proceedings by the Company or any of the Company's subsidiaries or other affiliates.

        Pursuant to the Settlement Agreement, the Company's Board amended the Company's Second Amended and Restated By-laws to remove Section 3.2 of the bylaws, which relates to certain special director nomination provisions, as described above. In addition, the Company's Board amended Section 8.1 to provide that, during the Control Period, bylaw amendments by the Company's Board may be effected by resolution of the Board and will not require the separate approval of a majority of the non-KPN directors. The Amendments will be effective as of the Acceptance Date, as defined elsewhere in this Information Statement.

        For purposes of the foregoing, "Control Period" includes any period of time after October 1, 2007 during which KPN holds in excess of 50% of the Company's capital stock entitled to vote generally on the election of directors, provided, that the Control Period shall continue during any Grace Period (as defined below) and provided, further that, the Control Period shall terminate in its entirety from and after such date, if any, which falls at the end of any nine-consecutive-month period after October 1, 2007 during which KPN holds less than 40% of the Company's capital stock entitled to vote on the election of directors generally for the entirety of such nine-month period (regardless of whether or not KPN may at a later time hold in excess of 50% of the Company's capital stock entitled to vote generally on the election of directors), with such period to be extended by the amount of time, if any, during such nine-month period in which KPN would have been prohibited from purchasing shares of the Company's capital stock because such purchases could reasonably be expected to result in a violation of applicable laws, as determined by counsel to the Audit Committee, which counsel shall not also serve as counsel to the Company (the "Independent Counsel").

        For purposes of the foregoing, "Grace Period" means any period beginning immediately upon any time that KPN ceases to hold in excess of 50%, but continues to hold at least 40%, of the Company's capital stock entitled to vote generally on the election of directors, as a result of the issuance of shares of the Company's capital stock to third parties, provided, that (x) at such time, KPN is unable to purchase additional shares of the Company's capital stock because such a purchase at such time could be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, and (y) on or prior to such issuance of the Company's capital stock to third parties, KPN irrevocably commits to purchase, subject to customary mutually agreed upon conditions, a number of shares of the Company's capital stock such that, after giving effect to such purchase, KPN shall hold in excess of 50% of the Company's capital stock entitled to vote generally on the election of directors, as soon as such purchase could no longer be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, with any such Grace Period terminating on the earlier of (x) ten business days after the date when such purchase could no longer be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, or (y) the earlier of (i) the date of filing of the Company's next periodic report required to be filed under Section 13 of the Exchange Act and (ii) the due date of such filing. "Grace Period" does not include any period during which KPN holds less than 40% of the Company's capital stock.

        The foregoing does not purport to be a complete summary of the Company's Second Amended and Restated By-laws, as amended, and is qualified in its entirety by reference to the By-laws, a copy of which is attached as an exhibit to the Form 8-K filed by the Company on October 5, 2007.

The Settlement Agreement

        On November 23, 2009, the Company entered into a Settlement Agreement with KPN Royal KPN and Merger Sub. The Settlement Agreement addresses certain matters concerning the Tender Offer by KPN. The following is a summary of the material provisions of the Settlement Agreement and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 23, 2009.

        Dismissal of Litigation and Mutual Releases.    Pursuant to the terms of the Settlement Agreement, substantially concurrently with the execution and delivery of the Settlement Agreement, counsel to KPN, the Company and the Special Committee of the Board, on behalf of their respective clients, entered into, and on November 23, 2009 filed with the Delaware Court of Chancery and the United States District Court for the Southern District of New York, stipulations in the litigation entitled iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 09-7288 (AKH), pending in the United States District Court for the Southern District of New York (the "Delaware Litigation") and the litigation entitled iBasis, Inc. v. Koninklijke KPN N.V., et al.,; KPN B.V. and Koninklijke KPN N.V. v. IBasis, Inc., et al., Civil Action No. 4774-VCS, pending in the Chancery Court of the State of Delaware (the "New York Federal Litigation") dismissing with prejudice the respective claims of each of the parties in those proceedings.

        In addition, the Settlement Agreement provides that Royal KPN, KPN, Merger Sub and the Company, on behalf of themselves and each of their affiliates, directors, officers, employees, successors, agents, representatives and assigns, release each other from all existing and future claims arising out of or that are directly related to the allegations made in the Delaware Litigation or the New York Federal Litigation.

        Termination of Rights Agreement.    Pursuant to the terms of the Settlement Agreement, the Company terminated its existing Rights Agreement on November 25, 2009.

        The Amended Offer.    The Settlement Agreement requires Royal KPN, KPN and Merger Sub to increase the Offer Price to $3.00 per Share, net to the seller in cash, without interest and less required withholding taxes, to provide that the conditions will be as set forth in "—Conditions to the Amended Offer" below and not others, to provide that the expiration date is December 8, 2009 and to otherwise conform to the requirements of the Settlement Agreement. Royal KPN, KPN and Merger Sub expressly reserve the right to waive any of the conditions to the Amended Offer and to make any other changes in the terms of or conditions to the Amended Offer; provided that Royal KPN, KPN and Merger Sub may not (i) reduce the amount of, or change the form of, the consideration to be paid in the Amended Offer or reduce the number of Shares sought in the Amended Offer, (ii) amend or waive satisfaction of the "Majority-of the-Minority Condition," which condition requires there being validly tendered and not withdrawn prior to the expiration of the Amended Offer a number of Shares representing at least a majority of the Shares outstanding immediately prior to the expiration of the Amended Offer, excluding Shares owned by KPN, Royal KPN, Merger Sub or any of their respective affiliates or any director or officer of KPN, Royal KPN, Merger Sub or the Company, impose additional conditions to the Tender Offer, amend, modify, supplement, or otherwise change any of the conditions to the Amended Offer set forth in "—Conditions to the Amended Offer" below, (iii) amend any other term of the Tender Offer in any manner adverse to the stockholders of the Company (other than KPN and its affiliates) or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Tender Offer, or (iv) extend the expiration date of the Amended Offer except as otherwise provided in the Settlement Agreement. In addition, the Majority-of-the-Majority Condition is nonwaivable.

        Extensions of the Amended Offer.    Royal KPN, KPN and Merger Sub may extend the Amended Offer for two successive periods not to exceed 10 business days each, until the conditions to the Amended Offer are satisfied or waived if any of the conditions is not satisfied or waived on any scheduled expiration date of the Amended Offer. In no event will KPN be required or permitted to extend the Amended Offer beyond January 8, 2010. The Settlement Agreement obligates KPN to extend the Amended Offer (but not beyond January 8, 2010) for a period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Amended Offer or any period otherwise required by applicable law.

        The Settlement Agreement obligates KPN, subject to the terms and conditions set forth therein and to the satisfaction or waiver of the conditions set forth in "—Conditions to the Amended Offer" below, to accept for payment and pay for, promptly after the expiration of the Amended Offer, all Shares validly tendered and not withdrawn pursuant to the Offer and validly tendered in any subsequent offering period.

        Subsequent Offering Period.    Following expiration of the Offer, KPN may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act.

        Directors and Officers.    The Settlement Agreement provides that at or prior to the Acceptance Date the Company shall obtain the resignation of each of its current directors (other than KPN's designees), effective as of the Acceptance Date, and take all other action necessary to cause KPN's designees to be elected or appointed to the Company's Board, effective as of the Acceptance Date.

        Bylaw Amendments.    As discussed above, pursuant to the Settlement Agreement the Company's Board amended the Company's Second Amended and Restated By-laws to remove Section 3.2 of the bylaws (which relates to certain special director nomination provisions) and amended Section 8.1 to provide that, during the Control Period, bylaw amendments by the Company's Board may be effected by resolution of the Board and will not require the separate approval of a majority of the non-KPN directors. The Amendments will be effective as of the Acceptance Date, as defined elsewhere in this Information Statement.

        Short-Form Merger.    The Settlement Agreement provides that if, as a result of the consummation of the Offer, KPN and its affiliates own at least 90% of the outstanding Shares, the parties will take all necessary and appropriate action to cause Merger Sub to be merged into the Company as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger in accordance with Section 253 of the DGCL.

        Stock Options.    The Settlement Agreement provides that at or immediately prior to the effective time of the Merger, each option to purchase Shares that is outstanding, whether or not vested or exercisable, will vest and be canceled, and the Company will pay the holder of any such option at or promptly after the effective time of the Merger an amount in cash equal to the excess, if any, of the Offer Price over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option. The Settlement Agreement also provides that, on the Acceptance Date, each unvested option to purchase Shares that is held by a member of the Company's Board will vest and become exercisable, and will be treated, at the effective time of the Merger, in the manner stated above.

        On November 25, 2009, the Board adopted resolutions providing that at or immediately prior to the Acceptance Date, each option to purchase Shares that is outstanding, whether or not vested or exercisable, will vest and be canceled, and the Company will pay the holder of any such option at or promptly after the Acceptance Date an amount in cash equal to the excess, if any, of the Offer Price over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option.

        Rule 14d-10 Matters.    The Settlement Agreement provides for certain covenants on the part of the Company relating to Rule 14d-10 of the Exchange Act and approvals that are to be made by the Special Committee with respect to employment compensation, severance and other employee benefit plans entered into prior to the Acceptance Date.

        Other Restrictions on Company Actions.    The Settlement Agreement provides that the Company, the Special Committee, the Board of the Company and the members of the Special Committee and the Board of the Company shall not (a) adopt or propose to adopt any stockholder rights plan prior to the termination of the Settlement Agreement or (b) commence (or threaten to commence) any litigation seeking to or that would reasonably be expected to impede, frustrate, prevent, enjoin, alter or materially delay the Amended Offer or any of the other transactions contemplated by the Settlement Agreement, but only to the extent that any such litigation is based primarily on facts known to the members of the Special Committee as of the date of the Settlement Agreement.

        Adverse Recommendation Change.    The Settlement Agreement provides that the Special Committee will (i) recommend that the Company's stockholders tender their Shares in the Tender Offer (the "Special Committee Recommendation") and (ii) not withhold, withdraw, qualify or modify in a manner adverse to KPN or fail to make the Special Committee Recommendation or publicly recommend or announce its intention to take any action or make any statement inconsistent with the Special Committee Recommendation. However, the Settlement Agreement provides that if the Special Committee determines in good faith (after considering the advice of its outside legal and financial advisors) that continuing to make this recommendation could reasonably be determined to be inconsistent with its fiduciary duties under Delaware Law, then the Special Committee may make an adverse recommendation change, in which case the obligations of the Special Committee under the immediately preceding sentence will cease. The Settlement Agreement further provides, however, that the Special Committee may not make an adverse recommendation change until after at least 48 hours following KPN's receipt of written notice from the Company advising KPN that the Special Committee intends to make such an adverse recommendation change and the reasons therefor and the Special Committee considers any modifications proposed by KPN during such 48-hour period in order to eliminate the need for such adverse recommendation change.

        Resignation of Ofer Gneezy and Gordon VanderBrug.    In connection with the Settlement Agreement, at the request of KPN, Ofer Gneezy and Gordon VanderBrug each have delivered to KPN letters of resignation agreeing that, effective immediately upon the acceptance of Shares by KPN on the Acceptance Date, such person shall resign in his capacity as a member of the Company Board and in all other capacities in which he is employed by the Company. Such resignations will constitute "good reason" under each of Mr. Gneezy and Dr. VanderBrug's employment agreement.

        Conditions to the Amended Offer.    Pursuant to the Settlement Agreement, KPN is not required to accept for payment or pay for any Shares pursuant to the Amended Offer if:

  (a)
  the Settlement Agreement shall have been terminated in accordance with its terms; or

  (b)
  at the expiration of the Amended Offer:

  (i)
  the Majority-of-the-Minority Condition shall not have been satisfied;

  (ii)
  any of the other conditions to the Tender Offer set forth in the Schedule TO (as amended by Amendment Nos. 1 through 7 thereto) shall not have been satisfied;

  (iii)
  the Special Committee of the Board shall have withheld, withdrawn, qualified or modified in a manner adverse to KPN or failed to make the Special Committee Recommendation or publicly recommended or announced its intention to take any action or make any statement inconsistent with the Special Committee Recommendation; and

  (iv)
  the Company shall not have (A) taken the actions necessary to cause the amendments to the bylaws, as described above, to become effective, (B) delivered to KPN the director resignations contemplated by the Settlement Agreement, which resignations shall be valid, binding and effective or (C) otherwise performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by it pursuant to Sections 4.03 and 4.04 of the Settlement Agreement at or prior to the expiration of the Amended Offer.

        Subject to the terms and conditions of the Settlement Agreement, the foregoing conditions to the Offer are for the sole benefit of Royal KPN, KPN and Merger Sub and, subject to the terms and conditions of the Settlement Agreement and the applicable rules and regulations of the SEC, may be waived by Royal KPN, KPN or Merger Sub, in whole or in part, at any time; provided that Majority-of-the-Minority Condition is nonwaivable.

        Termination.    The Settlement Agreement may be terminated and the Amended Offer may be abandoned:

  •
  at any time prior to the effective time of the Merger by mutual written agreement of the Company (provided that such termination has been approved by the Special Committee) and KPN; or

  •
  by either the Company (provided that such termination has been approved by the Special Committee) or KPN, if prior to the Acceptance Date:

  •
  the Acceptance Date has not occurred on or before January 8, 2010 (except that this right to terminate the Settlement Agreement will not be available to any party whose breach of any provision of the Settlement Agreement results in the failure of the Amended Offer to be consummated by such time),

  •
  there is a law or final non-appealable judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Amended Offer, or

  •
  by KPN prior to the Acceptance Date if, prior to the Acceptance Date, the Special Committee has made an adverse recommendation change as described under "—Adverse Recommendation Change" above that remains in effect; or

  •
  by the Company if KPN shall have terminated the Amended Offer (other than in connection with a valid termination of the Settlement Agreement) or KPN shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Amended Offer at the expiration thereof.

        Effect of Termination.    If the Settlement Agreement is terminated in accordance with its terms, the Settlement Agreement will become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent or advisor of such party) to the other party; provided that if such termination results from a material breach of the Settlement Agreement, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such breach. The termination of the Settlement Agreement will not, however, terminate the sections of the Settlement Agreement relating to the dismissal of the iBasis Delaware Action and iBasis New York Action, the parties' mutual releases, the termination of the Rights Agreement or certain of the Company's covenants under "—Other Restrictions on Company Actions" above.

        Expenses.    All costs and expenses incurred in connection with the Settlement Agreement will be paid by the party incurring such cost or expense.

        Amendments or Waivers.    Any provision of the Settlement Agreement may be amended or waived prior to the effective time of the Merger if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Settlement Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that any such amendment or waiver by the Company will require the approval of the Special Committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our officers and directors, as well as persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Forms 3, 4, and 5 with the SEC and with us. Based on our review of copies of these forms, all officers, directors and 10% holders complied with the Section 16(a) filing requirements during the fiscal year ended December 31, 2008.

 Signatures

        Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

iBasis, Inc.
/s/ MARK S. FLYNN
By:	Mark S. Flynn
Title:	Chief Legal Officer and Corporate Secretary
Dated:	November 27, 2009

QuickLinks

INTRODUCTION
VOTING SECURITIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CURRENT DIRECTORS AND EXECUTIVE OFFICERS
INFORMATION CONCERNING DESIGNEES TO OUR BOARD OF DIRECTORS
LEGAL PROCEEDINGS
CORPORATE GOVERNANCE
AUDIT COMMITTEE REPORT
COMPENSATION DISCUSSION AND ANALYSIS
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Signatures